

03053144

SECURITI[illegible] [illegible]SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22274

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2002 (MM/DD/YY) AND ENDING September 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stern Fisher Edwards Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Wilshire Boulevard, Suite 1950
(No. and Street)

Los Angeles, CA 90017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jon Kmett, President (213) 612-0220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windes & McClaughry Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

111 W. Ocean Boulevard, Suite 2200, Long Beach, CA 90802
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jon Kmett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stern Fisher Edwards Inc, as of September 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


SEPIDEH YERMIAN
Comm. # 1305660
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
My Comm. Expires May 24, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Filed concurrently and included in the Public Report as a separate document.)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STERN FISHER EDWARDS INC
(SEC FILE NO. 8-22274)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**.

CONTENTS



WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants
& Consultants

Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Stern Fisher Edwards Inc

We have audited the accompanying statement of financial condition of Stern Fisher Edwards Inc as of September 30, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Stern Fisher Edwards Inc at September 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

Windes & McClaughry

Long Beach, California
November 3, 2003

STERN FISHER EDWARDS INC

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2003

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 235,706
Commissions and investment advisory fees receivable	311,055
Fixed assets, net of accumulated depreciation of $32,962	30,982
Prepaid expenses and other assets	95,056
Investments at fair value	14,357
TOTAL ASSETS	$ 687,156

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Deferred revenue	$ 134,595
Accounts payable, accrued expenses and other liabilities	132,591
Commissions and investment advisory fees payable	89,485
	356,671
COMMITMENTS (Note 7)	
STOCKHOLDERS' EQUITY	
Common stock, no par value, 100,000 shares authorized, 12,800 shares issued and outstanding	123,027
Retained earnings	207,458
	330,485
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 687,156

The accompanying notes are an integral part of this statement.

STERN FISHER EDWARDS INC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2003

NOTE 1 - Organization and Nature of Business

Stern Fisher Edwards Inc (the "Company") is a broker-dealer and an investment advisor registered with the Securities and Exchange Commission. The Company engages primarily in the sale of common stocks, bonds and mutual funds. The Company also provides investment advisory, corporate financing and management services to its customers.

NOTE 2 - Significant Accounting Policies

Securities Transactions

All securities transactions are executed and cleared by National Financial Services on a fully disclosed basis. Securities transactions and related commission revenues and expenses are recorded on a settlement-date basis. The financial statement effect of recording these transactions at settlement date rather than trade date is not significant.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents

Investments with original maturities of three months or less are considered by the Company to be cash and cash equivalents.

Investments

Investments consist of a privately placed stock carried at cost, which approximates fair value, and a municipal bond, which is carried at market value.

NOTE 2 – Significant Accounting Policies (Continued)

Depreciation

Depreciation is provided for over the estimated useful lives of the underlying assets, which range from three to twelve years using the straight-line method.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value. Commission and investment advisory fees receivables and liabilities are carried at cost, which approximates fair value.

Investment Advisory Services

Investment advisory fees represent fees received for advisement of the Company's clients, which are based upon the fair market value of the clients' investments, and are generally recorded when earned; however, certain billings are billed in advance and a related deferred income account is then established. At September 30, 2003, the Company recorded $121,995 in deferred revenue. (See also Note 3.)

NOTE 3 – Related Party Transactions

The Company has a stockholder and an employee receivable outstanding at September 30, 2003 of $19,000 and $2,981, respectively, which are included in prepaid expenses and other assets in the accompanying statement of financial condition. The receivables require monthly payments with final amounts due in April 2005 and April 2004 and have an interest rate of 0% and 6%, respectively.

The Company is the general partner for an investment fund. The Clipper Ship Fund L.P. (the "Partnership"), was established in October 2001 with the objective of achieving superior investment returns, with an appropriate level of risk, by investing in and holding the stocks of a small number of carefully selected high-growth companies, chiefly in the technology sector but also in other industrial sectors. As the general partner, the Company does not have an equity interest but receives an investment management fee of 1.375% of the limited partners' capital accounts and a special profit allocation of profits (realized and unrealized) of the Partnership after exceeding a specified return. At September 30, 2003, $12,600 was recorded in deferred revenue.

NOTE 4 - Profit Sharing Plan

The Company has a profit sharing plan for certain eligible employees. The Company contributions to the profit sharing plan are discretionary; eligible employees may contribute elective deferrals. The Company has received a qualified status for the plan from the Internal Revenue Service. The Company accrued $72,266 of contributions to the plan as of September 30, 2003.

NOTE 5 - Net Capital Requirements

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule l5c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2003, under the most restrictive requirement, the Company had net capital of $138,373, which was $88,373 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 2.58 to 1.

NOTE 6 - Reserve Requirements

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, promptly transmits all customer funds and securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a computation for Determination of Reserve Requirements for Brokers or Dealers under Rule 15c3-3.

NOTE 7 - Commitments and Contingencies

Letter of Credit

At September 30, 2003, the Company had an available letter-of-credit arrangement totaling $22,015. The Company pays a 2% commitment fee for this arrangement, and interest on the unpaid balance is based on the Wall Street Prime Rate plus 1.5% computed daily. The letter of credit expires on July 1, 2004 and is guaranteed by the Company's majority stockholder.

Off-Balance-Sheet and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instruments. It is the Company's policy to review as necessary, the credit standing of each counterparty with which it conducts business.

Leases

The Company leases its offices and equipment under various cancelable and noncancelable operating leases. Future minimum lease payments on noncancelable operating leases of one year or more are as follows:

Years Ending September 30,	
2004	$ 143,880
2005	138,407
2006	136,689
2007	134,982
2008	112,967
Thereafter	241
	$ 667,166



WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants
& Consultants

Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Stern Fisher Edwards Inc:

In planning and performing our audit of the financial statement of Stern Fisher Edwards Inc (the "Company") for the year ended September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statement and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be a material weakness as defined above:

> The size of the business necessarily imposes practical limitations on the effectiveness of those internal accounting control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein. The Company is considering implementing compensating controls and procedures.

This condition was considered in determining the nature, timing and extent of audit tests to be applied in our audit of the 2003 financial statements, and this report does not affect our report on such financial statements dated November 3, 2003.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effects, if any, of the condition in the preceding paragraph, the Company's practices and procedures were adequate at September 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windes & McClaughry

Long Beach, California
November 3, 2003